UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN IV

Tyco International Mangement Company

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Second Floor, 90 Pitts Bay Road

Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

(a)	Financial Statements

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

(b)	Exhibits:

23.1 Consent of Crowe Chizek and Company LLC, Independent Registered Public Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Financial Statements and Supplemental Schedules

December 31, 2007

With Report of Independent Registered Public

Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

*  Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2007.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

  Tyco International (US) Inc. Retirement

  Savings and Investment Plan IV

Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan IV (“Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ CROWE CHIZEK AND COMPANY LLC

Oak Brook, Illinois
June 30, 2008

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Statements of Net Assets Available for Benefits

At December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Investments at fair value:
Investment in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust	$1,269,634,375	$1,138,992,557
Employer contributions receivable	1,163,984	1,348,992
Participants’ contributions receivable	1,817,872	2,196,296
Total receivables	2,981,856	3,545,288
Net assets reflecting all investments at fair value	1,272,616,231	1,142,537,845
Adjustments from fair value to contract value for fully benefit-responsive contracts	964,883	2,580,668
Net assets available for benefits	$1,273,581,114	$1,145,118,513

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Sources of net assets
Investment income from the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust	$99,534,060
Employer contributions	43,022,985
Participants’ contributions	79,542,966
Total contributions	122,565,951
Total sources	222,100,011

Application of net assets
Benefits paid to participants	113,272,935
Administrative expenses	759,121
Total applications	114,032,056
Net increase prior to transfer from affiliated and other qualified plans	108,067,955
Net transfers from affiliated and other qualified plans (Note 8)	20,394,646
Net increase in net assets available for benefits	128,462,601
Net assets available for benefits:
Beginning of year	1,145,118,513
End of year	$1,273,581,114

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Notes to Financial Statements

December 31, 2007 and 2006

1.  Description of Plan

The Tyco International (US) Inc. Retirement Savings and Investment Plan IV (the “Plan” or “RSIP IV”) was established January 1, 1985 by Carlisle Plastics and was called the Carlisle Plastics, Inc. 401(k) Retirement Plan. Effective August 3, 2002, the Plan was amended and restated to incorporate amendments made to the Plan after the January 1, 2001 restatement and reflects the reorganization of certain of the 401(k) retirement plans sponsored by Tyco International (US) Inc. in order to more closely align the participants in such plans with the various business units of the controlled group.

Effective September 30, 2006, in anticipation of the plan to separate Tyco International Ltd. (“TIL”)  into three separate, unrelated publicly traded companies consisting of Covidien Ltd (“Covidien”), Tyco Electronics Ltd. (“Tyco Electronics”), and TIL (the “Separation”), the Plan was amended to change the Plan Sponsor from Tyco International (US) Inc. to Citrine Management Corp. (“CMC”).   On February 8, 2007, CMC changed its name to Tyco International Management Company (“Tyco” or “Plan Sponsor”) and Tyco is currently the Plan Sponsor of the Plan.

The Plan is a defined contribution plan and is available to certain salaried and non-union hourly employees of Tyco affiliated companies employed by the Electronic Security Services business of the Fire and Security segment and the Engineered Products and Services segment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). Selected Plan provisions are described below.  Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Separation Activities

On January 13, 2006, TIL, the parent of the Plan Sponsor, announced that its Board of Directors approved the Separation.  On June 7, 2007, TIL’s Board of Directors approved the spin-off of Covidien and Tyco Electronics through a tax-free dividend distribution to its shareholders.  The distributions were made on June 29, 2007 to shareholders of record on June 18, 2007.

As a result of these and other activities by TIL, there are certain related transfers to and from affiliated and other qualified plans. See Note 8 for detail of transferred balances.  These transfers were made in advance of and in preparation for the Separation.

Eligibility

Plan participants must be at least eighteen years old.

Contributions

Contributions are subject to Code limitations. Contributions to the Plan are funded on a per pay period basis.

Participants contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount.  Currently, the following contribution limits apply: (i)  non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis, (ii) highly-compensated employees may contribute up to 11% of eligible compensation on a before-tax basis and up to an additional 4% on an after-tax basis, and (iii) highly compensated employees who are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, a non-qualified deferred compensation plan, may contribute up to 11% on a before-tax basis not to exceed $12,000 and such employees are not eligible to make after-tax contributions.

Effective January 1, 2008, the contribution limits changed to: (i) non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis,  (ii) highly-compensated employees may contribute up to 12% of eligible compensation on a before-tax basis and up to an additional 6% on an after-tax basis, and (iii) highly-compensated employees who are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, a non-qualified deferred compensation plan, may contribute up to 12% on a before-tax basis not to exceed $13,000 and such employees are not eligible to make after-tax contributions.

Employer contributions - Certain participant contributions are eligible to receive matching contributions. Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following completion of three years of vesting service.  Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Amounts forfeited prior to vesting are used to reduce future employer contributions and/or to pay Plan administrative expenses.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited at the time of termination.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses.  At December 31, 2007 and 2006, forfeited nonvested accounts totaled $504,716 and $21,396, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis.  However, participants are not permitted to direct new contributions and exchanges into the Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund, which hold stock distributed as part of the Separation.  The Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund will be removed from the Plan no later than December 31, 2008.

Participant Notes Receivable

Participants are allowed to borrow from their Plan accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service all loans must be repaid in full.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account, or to have an annuity purchased by the Plan with the vested interest in the participant’s account, in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and QDRO processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The cost associated with certain investment options, such as management fees, brokerage fees and transfer taxes, are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested.  Plan recordkeeping fees are also included as part of these fees.

Plan Administration

The Plan is administered by the administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor.  Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans, which consist of the Tyco International (US) Inc. Retirement Savings and Investment Plan III, the Tyco International (US) Inc. Retirement Savings and Investment Plan V, and the Tyco International (US) Inc. Retirement Savings and Investment Plan VI (“RSIP VI”) (with respect to the Tyco International Ltd. Stock Fund, Covidien Ltd. Stock Fund, Tyco Electronics Ltd. Stock Fund, Interest Income Fund, Intermediate Term Bond Fund, and Mid-Cap Equity Blend Fund only) (collectively with RSIP IV, the “RSIPs”).

The Plan’s investment in the Master Trust is recorded at estimated fair value.  The fair values of the underlying common stock, registered investment companies investments and U.S. government agency securities of the Master Trust are determined based upon quoted market prices.  The fair values of the common collective trust fund investments held in the Master Trust are based upon the net asset values of the funds as reported by the fund managers.   The fair values of the fully benefit-responsive investment contracts held in the Master Trust have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates.  The fair values of wrap contracts associated with synthetic investment contracts within the Master Trust have been based on a replacement cost basis combined with a discounted cash flow methodology.  Corporate bonds are valued at the mean between the last reported bid and ask price. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net assets available for benefits reflects the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which enhances the existing guidance for measuring assets and liabilities.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.    In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of SFAS No. 157.  FSP 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of the adoption of SFAS No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits is currently being assessed.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS No. 159 provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Plan on January 1, 2008.  The impact of adoption of SFAS No. 159 on the Plan’s net assets available for benefits and changes in net assets available for benefits is currently being assessed.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassification

Certain amounts included in the prior year financial statements have been reclassified to conform with the current year’s presentation.

3.  Income Tax Status

The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.  Investments in the Master Trust

As explained in Note 2, the Plan’s assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

As discussed in Note 1, TIL the ultimate parent of the Plan Sponsor, separated into three independent companies.  The Master Trust, in which the Plan holds an interest, was affected in that the assets of the plans sponsored by Covidien and Tyco Electronics were transferred out of the Master Trust.  The Master Trust at December 31, 2007 reflects the assets of plans sponsored by Tyco on a post-separation basis.  The Master Trust at December 31, 2006 reflects the assets of plans sponsored by Tyco on a pre-separation basis.

In conjunction with the Separation, the Master Trust was restated as of June 29, 2007. As part of that restatement, Tyco International Management Company executed documents to clarify that the Tyco International (US) Inc. Retirement Savings and Investment Plans I and II were no longer part of the Master Trust as they were transferred to Tyco Electronics and Covidien, respectively, as part of the Separation. The restated Master Trust also clarified that RSIP VI participates in the Master Trust only with respect to the Tyco Electronics Ltd. Stock Fund, the Tyco International Ltd. Stock Fund, the Covidien Ltd. Stock Fund, the Interest Income Fund, the Intermediate Term Bond Fund, and the Mid-Cap Equity Blend Fund. The remaining assets are held by Fidelity as agent/sub-custodian on behalf of Banco Popular Puerto Rico, which is the entity that serves as trustee for RSIP VI.  Based on the clarification provided by the restated Master Trust Agreement, the net assets available for benefits held in the Master Trust as of December 31, 2006 has been reduced by $12,944,218,  from the amount previously reported, which represents the fair value of investments of RSIP VI which have been clarified to be held outside of the Master Trust.  All amounts and percentages reported in the financial statements applicable to the 2006 investments and net assets available for benefits of the Master Trust have been revised to reflect the exclusion of RSIP VI investments that have been determined to be held in the separate trust, with BPPR as trustee.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 55% and 21% at December 31, 2007 and 2006, respectively. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets available for benefits held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust.

	December 31,
	2007	2006
Assets
Investments at fair value
Interest bearing cash	$25,248,081	$70,409,654
Registered investment companies	1,377,703,564	2,656,633,318
Common collective trusts	185,926,235	901,578,673
Investment contracts	17,040,228	86,321,655
Wrapper contracts	—	—
Tyco common stock	45,159,645	317,276,805
Other common stock	180,829,056	195,274,026
U.S. government agency securities	60,092,578	155,441,802
Corporate bonds	381,477,037	856,290,714
Other	10,659,564	13,128,697
Participant notes receivable	68,456,185	151,406,703
Total investments at fair value	2,352,592,173	5,403,762,047
Other receivables	3,868,665	11,254,026

Other liabilities	(29,665,984)	(86,241,792)
Net assets reflecting all investments at fair value	2,326,794,854	5,328,774,281
Adjustment from fair value to contract value for fully benefit-responsive contracts	1,986,220	14,562,953
Net assets available for benefits	$2,328,781,074	$5,343,337,234

Investment income for the Master Trust is as follows:

Year Ended December 31, 2007
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$178,583,684
Common collective trusts	62,165,630
Tyco common stock	21,645,264
Other common stock	14,574,029
U.S. government agency securities and corporate bonds	(3,132,681)
Total net appreciation	273,835,926
Interest and dividends	136,228,765
Total investment income	$410,064,691

6.  Interest Income Fund

The Interest Income Fund (“Fund”) is a unitized fund offered exclusively to plans participating in the Master Trust, and is comprised of fully benefit-responsive investment contracts, synthetic investment contracts and common collective trusts issued by banks, insurance companies and other financial institutions (“Issuers”).  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but are not limited to:

•           Fund’s failure to qualify for exemption under Code Section 501(a) or qualification as a group trust under IRS Revenue Ruling 81-100

•           Establishment of a competing fund or transfers to competing funds with equity wash

•           Adoption of amendments to Fund documents unless agreed to by issuer

•           Partial or complete termination of the Fund or any plan

•           Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund

•           Group termination, group layoff, early retirement program

•           Merger or consolidation of any plan with another plan

•           Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund

•           Insolvency or bankruptcy with regard to the Fund or the contract holder

The contracts limit the circumstances under which the Issuers may terminate the contracts.  Examples of circumstances which would allow the Issuers to terminate the contracts include but are not limited to:

•           Management of the portfolio is not in accordance with investment management guidelines

•           Contract holder breaches any of its obligations under the wrap agreement (such as the obligation to pay wrap fees)

•           Any representation or warranty made by the contract holder becomes untrue

•           Replacement of investment manager without prior issuer consent

•           Qualified plans cease to meet the requirements of Code Sections 401(a), 401(k) or 457

•           Wrap becomes a prohibited transaction within the meaning of Code Section 406 of ERISA

If one of these events were to occur, the Issuers could terminate the contracts at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 0%.  The interest rates are reviewed on a monthly basis for resetting.  The key factors that influence future interest crediting rates could include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  The positive adjustment indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.

	2007	2006
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	5.26%	4.87%
Based on interest rate credited to participants(2)	5.10%	4.87%

(1)	Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Party-In-Interest Transactions

The Plan invests in a unitized stock fund, the Tyco International Ltd. Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2007, the Plan purchased units in the Fund of approximately $7,900,000, sold units in the Stock Fund of approximately $19,800,000, and had net appreciation in the fair value of investments of approximately

$2,000,000. The total value of the Plan’s investment in the Stock Fund was approximately $19,700,000 and $106,600,000 at December 31, 2007 and 2006, respectively.

Certain of the Plan’s assets are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Corp.”) provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2007 were approximately $318,782. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions as defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

8.  Net Transfers from Affiliated and Other Qualified Plans

During the year ended December 31, 2007, assets transferred from affiliated and other qualified plans were as follows:

Plan Name	Date Transferred	Assets Transferred
Net transfers from other RSIPs	Various	$5,929,926
Tams Retirement Plan	12/17/2007	14,464,720
		$20,394,646

9.  Litigation Contingency

TIL and certain of its current and former employees, officers and directors have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of the RSIPs and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of financial results.  The complaint also asserts that the defendants breached their fiduciary duties by allowing the RSIPs to invest TIL shares when it was not a prudent investment.  The complaints seek recovery of alleged losses arising from alleged breaches of fiduciary duties.  On August 15, 2006, the Court entered an order certifying a class “consisting of all participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.”  On January 11, 2007, plaintiffs filed a motion, assented to by TIL, that proposed an agreed upon form of notice.  On January 18, 2007, the court granted that motion.  On December 5, 2006, plaintiffs filed a motion seeking leave to file an amended complaint.  Subsequently, on January 10, 2007, plaintiffs filed a motion to withdraw their motion to amend the complaint without prejudice.

On May 14, 2007, TIL entered into a Memorandum of Understanding with plaintiffs’ counsel in connection with the settlement of 32 purported securities class action lawsuits. Under the terms of the Memorandum of Understanding, the plaintiffs agreed to release all claims against TIL, the other settling defendants and ten other individuals in consideration for the payment of $2.975 billion from TIL to the certified class and assignment to the class of any net recovery of any claims possessed by TIL and the other settling defendants against TIL’s former auditor, PricewaterhouseCoopers. Defendant PricewaterhouseCoopers was not a settling defendant and was not a party to the memorandum. However, PricewaterhouseCoopers subsequently agreed to participate in the settlement as a settling defendant, and in consideration of a release of all claims against it by the parties to the Memorandum of Understanding, agreed to make a payment of $225 million. The proposed settlement was finally approved by the United States District Court for the District of New Hampshire on December 19, 2007. Under the terms of the Separation and Distribution Agreement entered into in connection with the Separation, each of TIL, Covidien and Tyco Electronics are jointly and severally liable for the full amount of the class action settlement and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies will share in the liability and related escrow accounts, with TIL assuming 27%, Covidien 42% and Tyco Electronics 31%

of the settlement amount. Class members participating in the settlement will share in the settlement amount net of costs and attorneys’ fees.

The Master Trust for the RSIPs, as record owner of TIL shares held in the TIL Stock Fund which were purchased or sold during the relevant class period (June 4, 2001-April 30, 2002), was notified of the proposed settlement and of its right as a plaintiff class member (i) to decide not to participate in the settlement, (ii) to file objections to the settlement, and (iii) to file a proof of claim seeking a share of the settlement amount. The Tyco Administrative Committee appointed U. S. Trust Company (“U. S. Trust”) to act as independent fiduciary on behalf of the RSIPs and the Master Trust in connection with the proposed settlement. U.S. Trust has filed proofs of claim on behalf of the RSIPs and the Master Trust seeking a share of the settlement amount, based on an analysis of transactions in the Master Trust involving TIL stock during the class period. The claims administrator for the settlement class is currently reviewing all of the filed claims to determine whether and to what extent the claims should be allowed and the portion of the settlement fund allocable to each claimant. It is not possible at this time to reasonably estimate the amount of any settlement payment that may be received by the RSIPs and the Master Trust as part of the final allocation of settlement proceeds. Any such payment received by the RSIPs and the Master Trust will be allocated among current and former RSIP participants on whose behalf TIL shares were purchased or sold during the class period.

Based upon evaluations by the Plan’s legal counsel, management believes that the outcome of the above legal matters remains subject to significant uncertainty and that the range of estimated gain, if any, to the Plan is not reasonably estimable.  Accordingly, no amount has been recorded in the financial statements of the Plan as of December 31, 2007 to reflect the potential gain from the settlement of these legal matters.  TIL has paid all of the legal fees to defend these actions against TIL, as well as a portion of the fees attributable to the services provided by U.S. Trust as the appointed independent fiduciary for the Plan and the other RSIPs and the Master Trust.  The remainder of the fees for services rendered by U.S. Trust has been paid out of Plan assets from the forfeiture account.

10.  Subsequent Events

As has been publicly-disclosed, TIL has entered into a definitive agreement to sell substantially all of its Infrastructure Services business, which operates under the name Earth Tech, Inc., to AECOM Technology Corporation in a cash transaction in 2008.  Completion of the transaction is subject to customary closing conditions, regulatory approvals and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  Upon the closing of this transaction, Tyco anticipates that certain assets relating to RSIP IV and RSIP V will be transferred.

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY

PLAN NUMBER: 035

EIN: 20-5073412

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Schedule H, Line 4(a)—Schedule of Delinquent Participation Contributions

Year Ended December 31, 2007

Participant contributions of the current plan year not deposited into the Plan within the time period described in 29 CFR 2510.3-102	$1,077,391
Plus: Delinquent deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—
Total Delinquent Participant Contributions (line 4a of Schedule H)	1,077,391
Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—
Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions (1)	$1,077,391

(1) As of June 2008, the amount has been fully corrected outside the VFC Program

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY

PLAN NUMBER:  035

EIN: 20-5073412

Tyco International (US) Inc.

Retirement Savings and Investment Plan IV

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 4.00% to 11.50%	**	$37,456,866

*                    Denotes a party-in-interest to the Plan.

**             Cost information not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN IV

Date: June 30, 2008	/s/ JOHN G. NAWRATH
John G. Nawrath
Chairperson, Administrative Committee